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                                                                     Exhibit 13


Mecklermedia
THE INTERNET MEDIA COMPANY

                               November 12, 1998

Dear Fellow Stockholders:

     This letter and the attached Amendment No. 1 to Schedule 14D-9 supplements the letter and the Schedule 14D-9 (as amended, the "Schedule 14D-9") of Mecklermedia Corporation (the "Company") which were sent to you on October 15, 1998, in connection with the offer by Internet World Media, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Penton Media, Inc. ("Parent"), a Delaware Corporation, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares") of the Company, at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated October 15, 1998, and in the related Letter of Transmittal.

     This Amendment No. 1 to the Schedule 14D-9 is being furnished to you to provide certain additional information with respect to the iWorld Transaction relevant to making an informed decision in connection with the Offer and the Merger. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ Alan M. Meckler

                                          Alan M. Meckler
                                          Chairman of the Board and Chief
                                          Executive Officer

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         Mecklermedia Corporation              Phone: 203-226-6967             E-Mail: info@mecklermedia.com
         20 Ketchum Street                     Fax: 203-454-5840               URL: http://www.internet.com
         Westport, CT 06880
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